UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2025

Willard Station
Chief Financial Officer
Albany International Corp.
325 Corporate Drive
Portsmouth, New Hampshire 03801

Re: Albany International Corp.
Form 10-K for the Fiscal Year Ended December 31, 2024
Filed February 26, 2025
Form 8-K Filed November 5, 2025
File No. 001-10026

Dear Willard Station:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 8-K Filed November 5, 2025

Reconciliations of Non-GAAP Financial Measures, page 8

1. We note you present several non-GAAP financial measures including Adjusted net revenues, Adjusted gross profit/(loss), Adjusted gross profit/(loss) margin, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income, and Adjusted earnings per share attributable to the Company shareholders – diluted. We also note that these measures exclude the CH-53K loss contract reserve and program adjustments. Although disclosing the impact of material items on reported GAAP results is appropriate, it is not clear to us how you determined that presenting non-GAAP financial measures excluding this item is appropriate. Please revise future filings to remove this adjustment or explain to us how you determined that excluding the CH-53K loss contract reserve and program adjustments from your non-GAAP performance measures is appropriate based on the nature of this item and your operations. Specifically address your consideration of Question 100.01 of the Division

of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dale Welcome at 202-551-3865 or Hugh West at 202-551-3872 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing